FUSE GROUP HOLDING INC.

May 26, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Attention: Joseph Klinko

                 Mark Wojciechowski

Re:	Fuse Group Holding Inc.
Form 10-K for the Fiscal Year Ended September 30, 2020
Filed on December 16, 2020
File No. 333-202948

Dear Mr. Klinko:

Fuse Group Holding Inc. (“Fuse Group” or the “Company” and sometimes referred to as “we” or “our”) is submitting its response to the SEC Comment Letter, dated May 12, 2021 (the “Comment Letter”), in connection with the issues and outstanding disclosure items set forth therein. For convenience of reference, we included in this response letter the same caption and paragraph numbers, and the text of the comments, set forth in the Comment Letter followed by our responses thereto.

Form 10-K for the Fiscal Year ended September 30, 2020 Notes to

Consolidated Financial Statements

Note 5 - Prepaid Expenses, page F-13

1.

We have read your response to prior comment one, concerning your various disclosures explaining that you have entered into an agreement to acquire Portafolio en Investigacion Ambiental S.A. de C.V. (“Portafolio”), including five mines in Mexico, in exchange for 14,285,715 shares of your common stock. However, in your response you indicate that Portafolio does not own any mines but rather has only five concessions to explore for minerals. You state that the areas “have not been explored and have no actual operations” and that “Portafolio does not own any facilities and equipment…”

We believe that you should promptly expand upon your earlier disclosures to clarify each of the points outlined above. You should also emphasize that you have no basis to form an expectation of there being any concentration of specific minerals on the properties, or of being able to obtain the surface rights and permits that would be necessary to extract minerals from the areas covered by the concessions, if any are ever found.

Response: We will expand our earlier disclosures to clarify that five mines have not been explored and have no operations, and Portafolio only has five concessions to explore for minerals and owns no facilities or equipment.

In the concession report provided by Portafolio, it listed concentrations of specific minerals on each of the five mineral locations and we separately provided the report.

We will also expand our earlier disclosure that there is no assurance that we will obtain the surface rights and permits that are necessary to extract the minerals from the areas covered by the concessions.

2.

We note your response to prior comment two, regarding the Form 8-K that you filed on February 16, 2021, stating “We believe the current report and exhibit are fully factual and reliable in connection with the terms of the transaction, including the identities of the parties and the specific properties being acquired.”

However, certain representations and warranties indicate that a business with mining operations had been established. For example, Section 2.1(a) states that Portfolio “…has the right to conduct its business as currently conducted,” and explains that you were provided access to “contracts for the purchase of the Company’s output,” while Section 2.1(m) states that Portfolio “holds all permits, licenses and authorizations necessary to the conduct of its business, including without limitation, its mining operations.”

We understand from your response that there is no business, no mining operations, no contracts for the sale of output, and no permits or licenses to conduct mining operations other than the concessions to explore; please clarify these points in your amendments.

Response: The sellers of Portafolio provided their representations and warranties to the Company under section 2 of the agreement. We will amend the Form 8-K to clarify that the five mineral locations currently have no business, no  mining operations, no existing contracts for the sale of output, and no permits or licenses to conduct mining operations other than the concessions to explore, and we will also delete the second paragraph under Item 1.01 of the Form 8-K.

3.

In your response to prior comment one, regarding the status of your agreement to acquire Portfolio, you state “we have issued the shares but have not delivered them to the selling shareholders” and you indicate that various steps are incomplete. Please revise your disclosure to clarify the status, including a description of the uncertainties pertaining to the timeframe for completion, your current expectation for the closing date, and the reasons you would describe the shares as issued but not delivered.

If you retain the shares and have not completed the transaction, it is unclear what basis you would have in GAAP for recognizing the asset "prepayment for acquisition of mining rights" in your March 31, 2021 interim report. Please identify the specific authoritative accounting guidance that you have relied upon in preparing this report.

Response: Currently, the shareholders of Portafolio have signed all necessary documents and the transfer documents need to be filed with competent Mexican Authorities to reflect Fuse Processing as the new shareholder of Portafolio.  We will hold stock certificates for Fuse Group shares and will not release them to the sellers of Portafolio until Fuse Processing is registered as the new shareholder of Portafolio with the Mexican government.  We have disclosed the current status in the Form 10-Q filed on May 11, 2021. This process has been started, however, due to Covid-19, it has been very slow. Hopefully we will have it completed in the next 90 days.

The shares have been issued and approved by the board of directors of the Company and recorded with the transfer agent under the names of the five sellers of Portafolio. We believe the Mexican Authorities’ registration of Fuse Processing as the new shareholder of Portafolio is a ministerial act and will not affect the completion of the transaction for accounting recognition.

4.

We have read your response to prior comment three, regarding your agreement to acquire E-Mo Biotech Holding, Inc. (“E-Mo”), and the Form 8-K that you filed on March 17, 2021, with the Share Exchange Agreement. You disclose that the purchase price of $100 million will be paid with shares of common stock, and indicate that a change in control is expected to occur when the shares are issued in April 2021; although you have not reported this event or indicated how you would be accounting for the transaction.

In the Form 8-K that you filed on February 11, 2021, you stated “E-Mo is involved in biology research and development including vaccines, immunological treatment, diagnostic product development and similar treatments against the Severe Acute Respiratory Syndrome Coronavirus 2 (“SARS-co-V2”) and relevant diseases.” However, in Sections 4.14 and 5.8 of the Share Exchange Agreement, there is only a general indication of assets, referencing “the Poliomyelitis Virus Vaccine for Prevention of COVID-19 (“Vaccine”) and related FDA application, test, trials, data and permits, patents and patent applications for such Vaccine.” Provide us with a summary of the business and activities conducted by E-Mo over the last three years, including a list of all vaccines, treatments, and diagnostic products developed by E-Mo, and details of the specific advances related to its COVID-19 vaccine, including the dates of research and development and of any meaningful progress, to include testing, clinical trials, permit and patent applications and grants, and correspondence with the FDA.

Please amend your filings to clarify the extent to which E-Mo has engaged and advanced in all of these areas, including the extent of revenues and earnings; the products and services it provides and their relative significance; and with regard to its efforts to create a COVID-19 vaccine, the stage of its research and development, including the timeline and steps that would be required to assess viability, obtain regulatory approvals, and market such a product; and explain how you view this prospect in light of the competing vaccines that are already available and identify any material uncertainties.

Response: We separately provided a summary report of the business and activities conducted by E-Mo over the last three years, including vaccines, treatments, and diagnostic products developed by E-Mo, and details of the specific advances related to its COVID-19 vaccine, including testing, clinical trials, permit and patent applications and correspondence with the FDA.

Because we currently only signed the Share Exchange Agreement with the shareholders of E-Mo and have not completed the acquisition, we believe the current disclosure in our Form 8-K under Entry into a Material Definitive Agreement filed on February 16, 2021 is sufficient based upon the requirements under such section. We will provide more detailed disclosure of the business and development of E-Mo upon the completion of the transaction and after it becomes a subsidiary of the Company.

5.

Tell us how you determined that E-Mo would be properly valued at $100 million, describe the particular steps and timeline for completing this transaction, and the date you will be filing the financial statements of this entity. Provide us with the documentation underlying your valuation, including analyses and details of its financial results, a listing of the specific assets and liabilities to be acquired, and a summary of any material contracts.

Indicate how you plan to account for the transaction and explain your rationale, with reference to the specific authoritative guidance and any corresponding facts.

Response: Because it is hard to determine the value of a start-up biotech company like E-Mo, we engaged a third-party valuation firm to evaluate E-Mo and the valuation firm issued a valuation report on E-Mo in January 2021. We separately provided the report. After receiving the report, management of the Company negotiated the final purchase price with Dr. Xie, the largest shareholder of E-Mo based upon the valuation report. The Company is working on the closing conditions with E-Mo and Dr. Xie and hope to complete the transaction before the end of June 2021. The Company plans to file the financial statements of E-Mo within 71 days after the closing of the transaction.

As shareholders of E-Mo will own the majority of the outstanding shares of the Company after the consummation of the transaction and will have the right to appoint majority of members of the board of directors of the Company, the transactions will be treated as a reverse acquisition of Fuse Group by E-Mo from an accounting perspective. Accordingly, the transaction will be accounted for as a recapitalization of E-Mo with E-Mo being the accounting acquirer and no goodwill will be recorded.

If you have any further comments or require any further information or if any questions should arise in connection with this submission, please call Mr. Jeffrey Li at (703) 618-2503 at FisherBroyles, LLP.

Very truly yours,

/s/ Umesh Patel
Umesh Patel
Chief Executive Officer of Fuse Group Holding Inc.